UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Application for Listing in relation to Notes Offering

In relation to the offering of US$1,400 million in aggregate principal amount of convertible senior notes due 2026 (the “Notes”) (the “Notes Offering”), we will make an application to The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) for the granting of the listing of, and permission to deal in our Class Z ordinary shares which may fall to be allotted and issued upon exercise of the Notes.

Trading on the Hong Kong Stock Exchange

At our request, trading in our shares on the Hong Kong Stock Exchange was halted with effect from 9:00 a.m. on November 19, 2021 (Hong Kong time) (the “HKEx Trading Halt”), pending the release of an announcement in relation to the pricing of the Notes. We published an announcement regarding the HKEx Trading Halt on the website of the Hong Kong Stock Exchange on November 19, 2021, which is attached to this current report on Form 6-K as Exhibit 99.1.

We announced the pricing of the Notes today. We have made application to the Hong Kong Stock Exchange for the resumption of trading in our Class Z ordinary shares on the Hong Kong Stock Exchange with effect from 9:00 a.m. on November 22, 2021 (Hong Kong Time).

Exhibit Index

Exhibit 99.1 – Announcement – Trading Halt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By	:	/s/ Xin Fan
Name	:	Xin Fan
Title	:	Chief Financial Officer

Date: November 19, 2021